[THE OTTO LAW GROUP LETTERHEAD]

                                 April 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Dale Welcome and John Cash

Dear Sirs:

      We are legal counsel to Nannaco, Inc., the registrant. We are in receipt of your comment letter dated March 31, 2005. We responded in part to that letter in our letter dated April 5, 2005. The purpose of this letter is to complete our responses to your letter. We will file this letter via EDGAR designating the form "CORRESP".

      When you have reviewed registrant's responses and if you have further comments or questions, please contact us. If you have no further comments or questions please advise us.

                FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

General

Comment 2.

Please file Form 8-K (Item 1.02) to report the termination of the Agreement and Plan of Merger between you and Red Alert...

Response:

Please refer to our letter dated April 5, 2005.

Comment 2. (cont'd)

In addition, you should also consider filing Form 8-K ( Item 8.01) for the press release you issued on March 2, 2005 to announce your execution of a letter of intent to acquire Global Defense Corporation.

Response:

Please refer to our letter dated April 5, 2005.


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Management's Discussion and Analysis

Overview of Company, Page 10

Comment 3.

Since you have not had any operating revenue during both the fiscal year and the most current interim period, please describe the Company's plan of operation for the next twelve months in accordance with Item 303 (a) of Regulation S-B.

Response:

Please refer to our letter dated April 5, 2005.

Comment 3. (cont'd)

Additionally, please discuss, as applicable, any off-balance sheet arrangements as required by Item 303 (c) of Regulation S-B.

Response:

Please refer to our letter dated April 5, 2005.

Liquidity and Capital Resources, page 15

Comment 4.

You have indicated that approximately $1.2 million of stock was issued for legal and professional services during the year ended September 30, 2004. Please supplementally tell us the nature of the services being provided.

Response:

Please refer to our letter dated April 5, 2005. As an additional response we state the following:

For the Fiscal Year Ended September 30, 2004, the registrant issued S-8 stock as compensation for professional services in lieu of cash compensation during a period when the registrant was particularly cash-poor and could not have otherwise paid for professional services. In the Form 10-KSB the registrant states the cumulative value of the common stock registered on Form S-8 for these purposes as approximately $1.2 million. This value is determined based on the market price, determined by the "Last Sale" listed on the Over the Counter Bulletin Board, of the registered stock at the time that the Form S-8 registration statement was filed.


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The recipients of the stock registered on Form S-8 receive this stock with the intent to immediately sell the stock as reimbursement for prior services rendered and/or as a retainer for anticipated services to be rendered in the immediate future. Due to the relatively low daily trading volume of this stock, the professional consultants receive the compensation stock in anticipation that it will require several weeks to sell the stock, during which time the trading volume significantly increases as a consequence of the issuance and subsequent sales, thereby causing the stock value to steadily and significantly decline on a price per share basis. Due to a combination of the declining value and necessary brokerage fees associated with these sales, the total compensation in actual dollar value that the consultants receive for their professional services is significantly less that that reported on Form S-8 and later on the 10-KSB and 10-QSB filings, generally decreasing to a value we estimate to be between one quarter to one third of that stated by the registrant in its filings.

For the Fiscal Year ended September 30, 2004, the Otto Law Group performed legal services for the registrant including tasks undertaken to ensure the registrant's compliance with the rules and regulations of the SEC, the State of Texas, and the NASD, and drafting proposed agreements for business acquisitions and reorganizations including necessary preliminary and supplemental agreements. The Otto Law Group also served as legal advisor as to the structuring of transactional matters and in connection with risk and liability assessment of corporate transactions. Additionally, as corporate counsel, the Otto Law group advised on matters regarding corporate governance, drafted documents to effect the registrant's implementation of corporate governance and performed legal services in connection with matters involving potential litigation and liability.

David M. Otto of Saratoga Capital Partners, Inc., provided consulting services to Registrant through Saratoga Capital Partners, Inc. David M. Otto is also the founder of The Otto Law Group. Saratoga Capital Partners, Inc., provided consulting services for the registrant regarding the structuring of corporate governance, capitalization and transactional matters in order optimize third-party financing opportunities for the Registrant. Saratoga Capital Partners, Inc., additionally, advised Registrant on developing its business concept to position Registrant based on industry-specific opportunities and liabilities for growth.

Mark Triesch served General Counsel and as a Director to the registrant for the period commencing September 1999 through November of 2003. As a director and General Counsel to the registrant, Mr. Triesch provided legal services in connection with, and advised the registrant regarding, transactional matters and in connection with risk and liability assessment. Further, Mr. Triesch, as a director of the registrant, maintained a management and advisory role concerning the day-to-day operations for the aforementioned period. After resigning as director on November 9 of 2003, Mr. Triesch continued to provide consulting services regarding structuring of transactional matters and assistance in the transition of day-to-day management of the registrant for the period ending in May of 2004.

Item 8A -- Controls and Procedures, page 20

Comment 5.

It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective as of September 30, 2004. Please amend your Form 10-KSB to address your officer's conclusions regarding effectiveness of your disclosure controls and procedures.


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Response:

Please refer to our letter dated April 5, 2005.

               FORM 10-QSB FOR THE PERIOD ENDED DECEMBER 31, 2004

General

Comment 6. Please supplementally provide us with a rollforward of your shares outstanding as of December 31, 2004 (793,563 shares) to your shares outstanding at February 22, 2005 (44,543,563 shares).

Response:

Please refer to our letter dated April 5, 2005.

Financial Statements

Note 9 -- Subsequent Event, page 21

Comment 7.

You have indicated that approximately $1.5 million of stock was issued for legal and professional services in February 2005. Please supplementally tell us the nature of the services being rendered.

Response:

Please refer to our letter dated April 5, 2005. As an additional response we state the following:

Stock registered on Form S-8 filed during the month of February 2005 was issued as partial payment for all services performed between the months of December 2004 through February 2005 during a period when the registrant was particularly cash-poor and could not otherwise pay for professional services, and as currently describes the registrant's financial condition. In the Form 10-QSB registrant states the cumulative value of the common stock registered on Form S-8 for these purposes as value as approximately $1.5 million. This value is determined based on the market price, determined by the "Last Sale" listed on the Over the Counter Bulletin Board, of the registered stock at the time that the Form S-8 registration statement was filed.

The recipients of the stock registered on Form S-8 receive this stock with the intent to immediately sell the stock as reimbursement for prior services rendered and/or as a retainer for anticipated services to be rendered in the immediate future. Due to the relatively low daily trading volume of this stock, the professional consultants receive the compensation stock in anticipation that it will require several weeks to sell the stock, during which time the trading volume significantly increases as a consequence of the issuance and subsequent sales, thereby causing the stock value to steadily and significantly decline on a price per share basis. Due to a combination of the declining value and necessary brokerage fees associated with these sales, the total compensation in actual dollar value that the consultants receive for their professional services is significantly less that that reported on Form S-8 and later on the 10-KSB and 10-QSB filings, generally decreasing to a value between one quarter to one third of that stated by the registrant in its filings.


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Terry Byrne and Bradford van Siclen of Bartholomew International Investments,
LLC, are the individuals who personally performed consulting services for the registrant between the period commencing in December of 2004 through February 2005. These services include advising and consulting on business development strategies, market and industry specific analysis, structuring management to position registrant for opportunities based on such market and specific industry analysis, technology analysis with respect to marketability of recent and proposed innovations and related human resource development to maximize such innovations. Neither Mr. Byrne nor Mr. van Siclen were compensated for these services in cash.

Lou DiGiamo, Jr., brings experience in the film industry and, during the period commencing December 2005, performed consulting services including analysis of the viability developing a business both producing independent films and developing a film library through ownership or licensing of such films. Mr. DiGiamo, Jr., additionally, researches and develops marketing strategy for growth in the independent film industry. Mr. DiGiaimo received no compensation in cash from the registrant.

Michael Park performed consulting services for the registrant between the period commencing in November of 2004 through February 2005. These services include advising on business development strategies, particularly focused on research and technical analysis in terms of positioning the registrant in the emerging homeland security market as well as additional research in the independent film industry. Mr. Park also assisted positioning registrant for marketing itself with respect to opportunities in these industries. Mr. Park received no compensation in cash from the registrant.

Steve Careaga serves as Director to registrant as well as CEO and CFO of registrant, developing strategies to strengthen operations and managing the day-to-day activities of the registrant. Mr. Careaga received no compensation in cash from the registrant.

Kevin Evans performs consulting services for the registrant, having commenced in January 2005. These services include consulting on business development strategies, particularly focused on researching and marketing in the independent film industry in the State of California. Mr. Evans also conducted industry specific analysis for risk assessment and development opportunities in the independent film industry. Mr. Evans received no compensation in cash from the registrant.

The Otto Law Group performs legal services for registrant including tasks undertaken to ensure the registrant's compliance with the rules and regulations of the SEC, the State of Texas, and the NASD, and drafting proposed agreements for business acquisitions and reorganizations including necessary preliminary and supplemental agreements. The Otto Law Group also serves as legal advisor as to the structuring of transactional matters and in connection with risk and liability assessment of corporate transactions. Additionally, as corporate counsel, the Otto Law group advises on matters regarding corporate governance, assists in day-to-day administration, drafts documents to effect the registrant's implementation of corporate governance and performs legal services in connection with matters involving potential litigation and liability. The Otto Law Group received no compensation in cash from the registrant.


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Item 3A -- Controls and procedures, page 26

Comment 8.

You have disclosed that the disclosure controls and procedures are effective "as of the filing of this report on Form 10-QSB." Please amend your Form 10-QSB to state your disclosure controls and procedures were effective as of the end of the period covered by the report.

Response:

Please refer to our letter dated April 5, 2005.

End of Responses to Comments.

      In further response to your letter dated March 31, 2005, we advise you that we are providing supplementally a statement from the company containing the acknowledgments set forth in your letter.

      Please review this letter and the submissions as stated and advise how we may further improve the disclosures of our client.

      Please contact Tracy M. Shier at (206) 262-9545 or in his absence Todd Van Siclen at the same number.

                                                          Very truly yours,


                                                          /s/ Tracy M. Shier

                                                          Tracy M. Shier

Encl. as stated

Cc: Steve Careaga, Nannaco, Inc.


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